UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation
(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation
(Name of Filing Person (Issuer))

Common Stock, No Par Value Per Share
(Title of Class of Securities)

20478T 107
(CUSIP Number of Class of Securities)

J. Paul Whitehead, III
Chief Financial Officer
CompuCredit Holdings Corporation
Five Concourse Parkway
Suite 400
Atlanta, Georgia 30328
(770) 828-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.
Paul Davis Fancher
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$82,500,000	$9,455

(*)Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $82.5 million purchase price for shares of Common Stock, no par value per share.

(**)The amount of the filing fee, $114.60 for each $1,000,000 of value of the Common Stock was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,455	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: August 15, 2012

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) filed by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), with the Securities and Exchange Commission on August 15, 2012, as amended by Amendment No. 1 to Schedule TO filed by the Company on September 13, 2012, relating to an offer by the Company to purchase for cash up to 8,250,000 shares of the Company’s outstanding common stock, no par value per share (the “Common Stock” or “Shares”), at a purchase price of $10.00 per share.  The Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated August 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which has been previously filed, and the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a form of which has been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment reports the final results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 4.  Terms of the Transaction.

(a) Material Terms. Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m., New York City time, on September 12, 2012.  Based on the count by the Depositary, as of the Expiration Date, 22,671,663 shares of Common Stock were validly tendered and not withdrawn in the Offer. In accordance with the terms and conditions of the Offer and based on the count by the Depositary, CompuCredit has accepted for payment 8,250,000 shares of Common Stock at a purchase price of $10.00 per share, for a total cost of approximately $82.5 million, excluding fees and other expenses in connection with the Offer.  The number of shares of Common Stock that CompuCredit has accepted  for purchase represents approximately 34.9% of the shares of Common Stock outstanding.  CompuCredit has been informed by the Depositary that the final proration factor is approximately 36.4%.  The Depositary will promptly issue payment for the shares validly tendered and accepted for purchase and will return all other shares tendered.

On September 18, 2012, the Company issued a press release announcing the final results of the Offer.  A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated August 15, 2012.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated August 15, 2012.
(a)(5)(ii)*	Press Release, dated September 13, 2012.
(a)(5)(iii)	Press Release, dated September 18, 2012.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

	By:	/s/ J.Paul Whitehead, III
	Name:	J.Paul Whitehead, III
	Title:	Chief Financial Officer

Dated: September 18, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated August 15, 2012.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)*	Press Release, dated August 15, 2012.
(a)(5)(ii)*	Press Release, dated September 13, 2012.
(a)(5)(iii)	Press Release, dated September 18, 2012.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

* Previously filed.